Exhibit 5.2

March 1, 2018 Ministère des Finances du Québec 12 rue Saint-Louis Québec, Québec Canada G1R 5L3

  Barristers & Solicitors / Patent & Trade-mark Agents

  Norton Rose Fulbright Canada LLP

  1 Place Ville Marie, Suite 2500

  Montréal, Quebec H3B 1R1 CANADA

  F: +1 514.286.5474

  nortonrosefulbright.com

  Our reference

  1000019906

Dear Sirs:

Québec – Issue of CAN$500,000,000 2.450% Global Notes, Series QT, Due March 1, 2023

As Québec counsel to the underwriters in connection with the issuance by Québec of its CAN$500,000,000 2.450% Global Notes, Series QT, due March 1, 2023 (the Notes), we hereby confirm to you our advice as set forth under the headings “Tax Matters – Canadian Federal Income Taxation” and “Validity of the Notes” in the prospectus supplement dated February 22, 2018 to the prospectus dated September 11, 2017 relating to the Notes, subject to the assumptions, qualifications and limitations noted therein, and we hereby consent to the references to us under such headings. We consent to the filing of this letter as an exhibit to the amendment to Form 18-K to be filed by Québec.

By giving such consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Yours very truly,

/s/ Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.